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[LOGO OF IMAGICTV]

       news release

   Investor Relations Contact:      Media Contact:
   Tracy Torena                     Rob Begg
   iMagicTV                         iMagicTV
   800-660-0333                     800-660-0333
   ttorena@imagictv.com             rbegg@imagictv.com
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                iMagicTV Strengthens Executive Management Team

           Industry Veteran Gerry Pond Named Chief Executive Officer LeBrun Assumes Role of President and Chief Operating Officer

       SAINT JOHN, NEW BRUNSWICK, CANADA - May 7, 2002 - iMagicTV (Nasdaq: IMTV and TSE: IMT), a provider of software products that allow telephone companies and other service providers to deliver multi-channel television and interactive media services, today announced two executive management changes that are intended to strengthen the company's overall industry position and to take the company to its next stage of development.

       Effective immediately, Gerald L. Pond will assume the position of iMagicTV's Chief Executive Officer. Mr. Pond currently serves on iMagicTV's Board of Directors. Marcel LeBrun, who has served as iMagicTV's Chief Executive Officer and President since January 1998, will retain the role of President but assume the additional responsibility of Chief Operating Officer. Mr. LeBrun will remain on the Board of Directors.

       Mr. Pond was elected as a Director of iMagicTV in January 1998. Mr. Pond currently serves as Chairman of the Board of Q1 Labs Inc., a provider of enterprise-level network security software products. From March 1999 to December 2001, Mr. Pond served as Executive Vice President of Aliant, Inc. and from November 1994 to March 1999, he served as President and Chief Executive Officer of Bruncor and NBTel. He is currently serving on the Board of Directors of Assumption Life, a mutual insurance company. Mr. Pond is a past President of the Canadian Chamber of Commerce.

       "Gerry is a seasoned executive who is well known and respected in the telecom industry and his passion, drive and experience are exactly what we need to take the company forward to its next stage of development. I am extremely excited about Gerry's decision to join the iMagicTV team," said Marcel LeBrun. "I believe it is in the best interests of the company to obtain a seasoned industry executive like Gerry to help execute and expand our current business strategy. I believe Gerry will be of tremendous value to iMagicTV."

       "Marcel and his team have created an exciting company with products, services and expertise that have a tremendous value to telecom carriers. I see a tremendous opportunity for iMagicTV going

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   iMagicTV Strengthens Executive Management Team
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   May 7, 2002
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   forward," said Gerry Pond, iMagicTV Chief Executive Officer. "The most recent financial results across the telecom industry are ample evidence of the effects of increasing competitive pressure and declining margins in their core business. Telecom companies must focus on increasing revenues from services and applications, such as broadband video, in order to develop comprehensive competitive positions against the cable industry. As global interest in video solutions increases, we believe we're well positioned to benefit."

          "Gerry's contributions as a Director since the company's inception have been exceptional and we now have the full benefit of his industry experience and leadership," said Peter Jollymore, Chairman of the iMagicTV Board of Directors. "We are seeing more positive developments in the industry. In anticipation of these events, the Board believed it was time to further strengthen our overall organization. We have a strong executive management team in place; one that can take iMagicTV to the next stage of growth."

          Marcel LeBrun has served as President and Chief Executive Officer since January 1998. From June 1992 to December 1997, Mr. LeBrun held various positions at NBTel Inc. ("NBTel"), including Managing Director of E-Business Services and other senior technical, marketing and strategic business planning positions. LeBrun has a Bachelor of Science in Electrical and Computer Engineering from the University of New Brunswick.

   About iMagicTV

          iMagicTV (Nasdaq: IMTV and TSE: IMT) provides software products and related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers over a broadband network infrastructure. iMagicTV's software can be deployed over high-speed broadband networks including ADSL, VDSL, wireless, Ethernet and Fiber to the Home (FTTH) technologies.

          Incorporated in 1997, iMagicTV maintains its global headquarters in Saint John, New Brunswick, Canada, its European headquarters in Cambridge, UK, its Asia Pacific headquarters in Singapore, and its US headquarters in Atlanta. For more information, visit www.imagictv.com.
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   Cautionary Note Regarding Forward-looking Statements Under the Private
   Securities Litigation Reform Act of 1995: Information in this release that involves iMagicTV's projections, expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties, including the occurrence and results of future market trials. These statements include statements about iMagicTV's strategies in the marketplace, its market position, its relationship with customers and its expectations regarding future market trials and commercial deployments of its solution. All forward-looking statements included in this release are based upon information available to iMagicTV as of the date of the release, and we assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current beliefs and expectations as stated in this release. These and other factors, which are discussed in the Company's filings with the U.S. Securities and Exchange Commission (SEC), are risks associated with our business that may affect our operating results.

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